OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harris Williams LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1001 Haxall Point; 9th Floor
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Hart	804-877-6124	jhart@harriswilliams.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter
(Name – if individual, state last, first, and middle name)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

10/22/2003	80
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jason Hart_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Harris Williams Primary Fund Placement LLC_____, as of __12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2025

SEC ID: 8-53380
Filed pursuant to Rule 17a-5(e)93) as a **PUBLIC DOCUMENT**

www.harriswilliams.com

1001 Haxall Point, 9th Floor | Richmond, Virginia 23219
Phone (804) 648-0072 | Fax (804) 648-0072
www.harriswilliams.com | Member FINRA/SIPC



TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Manager and Officers
Harris Williams LLC
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Harris Williams LLC and subsidiaries (collectively, the "Company"), as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2004.

Glen Allen, Virginia
February 20, 2026

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com



Consolidated Statement of Financial Condition

December 31, 2025
(in thousands)

ASSETS

Cash and cash equivalents	$	722,517
Accounts receivable - net		13,867
Due from customer contracts - net		72,209
Prepaid expenses		5,291
Property and equipment - net		33,620
Right-of-use assets, operating - net		53,612
Right-of-use assets, financing - net		268
Deposits		2,943
Deferred compensation plan assets		14,619
Goodwill		224,690
Other intangible assets - net		8,723
	$	1,152,359

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued compensation	$	205,267
Deferred compensation		76,701
Accrued expenses - net		6,295
Finance leases		285
Operating leases		64,424
Deferred income		2,285
Due to related parties		558
Total Liabilities		355,815
Member's Equity - net of accumulated other comprehensive loss of $830		796,544
	$	1,152,359



NOTES TO CONSOLIDATED FINANCIAL STATEMENT

1. **Summary of Significant Accounting Policies:**

   Nature of Business: Harris Williams LLC d/b/a Harris Williams is a broker-dealer organized in the Commonwealth of Virginia. As a broker-dealer, Harris Williams is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). Harris Williams is an investment banking firm that provides mergers and acquisitions and private capital advisory services.

   Consolidation: Harris Williams LLC is a single-member limited liability company that is a wholly-owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly-owned subsidiary of The PNC Financial Services Group, Inc. ("PNC").   The accompanying financial statement includes the consolidated results of Harris Williams LLC, Harris Williams UK Holdings LLC ("HWUKH"), a wholly-owned subsidiary of Harris Williams LLC, Harris Williams & Co. Ltd, a wholly-owned subsidiary of HWUKH, and Harris Williams Corporate Finance Advisors GmbH, a wholly-owned subsidiary of HWUKH (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

   Basis of Accounting: The consolidated financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

   Use of Estimates: The preparation of the consolidated financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

   Business Combinations: Pursuant to the guidance of Accounting Standards Codification ("ASC") Topic 805 – Business Combinations (Topic 805), the Company recognizes net assets received from entities under common control at the historical cost basis of the Parent.

   On August 1, 2025, Aqueduct Capital Group, LLC ("Aqueduct") was acquired by PNC Bank, N.A. Aqueduct changed its name to Harris Williams Primary Fund Placement, LLC in advance of the merger described below.

   Effective December 1, 2025, the Parent merged the operations of wholly-owned subsidiary Aqueduct with the Company. Aqueduct conducted business as a broker-dealer registered with the SEC and FINRA providing fundraising advisory services with a focus on investor placement for private equity funds.



1. Summary of Significant Accounting Policies, Continued:

The Parent elected not to apply pushdown accounting when Aqueduct was acquired by the Parent on August 1, 2025. Accordingly, in connection with the December 1, 2025 merger, the Company recorded the net assets received from Aqueduct at the Parent's historical carrying amounts, including $37,095 in goodwill and other identifiable intangible assets previously recognized by the Parent in connection with its August 1, 2025 acquisition of Aqueduct.

The following summarizes the Aqueduct assets assumed and liabilities assumed at August 1, 2025 (at historical carrying amounts):

ASSETS

Cash and cash equivalents	$	5,432
Due from customer contracts - net		42,806
Prepaid expenses		58
Property and equipment - net		41
Right-of-use assets, operating - net		190
Goodwill		27,592
Other intangible assets - net		9,503
Total assets assumed	$	85,622

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued compensation	$	3,174
Accrued expenses		505
Operating leases		190
Total liabilities assumed		3,869
Total assets assumed, net of liabilities	$	81,753



NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

1.   Summary of Significant Accounting Policies, Continued:

Accounts Receivable and Due from Customer Contracts: The Company's accounts receivable and due from customer contracts require an allowance for credit losses. The Company maintains an allowance for credit losses at an appropriate level for expected losses on existing accounts receivable and due from customer contracts, which is based on historical results, current economic conditions, and reasonable and supportable forecasts of future conditions. Accounts receivable generally settle in cash within eight years of origination. The allowance for credit losses was $638 and $1,167 at January 1, 2025 and December 31, 2025, respectively. Two clients made up 38% of accounts receivable at December 31, 2025. Three clients made up 40% of due from customer contracts at December 31, 2025.

Cash and Cash Equivalents: Cash and cash equivalents include cash held at Parent. Cash and cash equivalents also include money market funds, which are highly liquid investments that are readily convertible to cash and typically have a dollar-weighted average maturity of 60 days or less. The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. These investments are stated at cost, which approximates fair value.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized. Upon retirement or sale of an asset, the cost and accumulated depreciation and amortization are removed from the accounts.

Foreign Currency Translation: Harris Williams & Co. Ltd and Harris Williams Corporate Finance Advisors GmbH have operations in the United Kingdom and Germany, respectively. Transactions are settled in British Pounds, Euros or other currencies and are converted to U.S. Dollars for accounting purposes at prevailing exchange rates.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash, accounts receivable, and due from customer contracts. To minimize risk, the Company extends credit to customers after an evaluation for credit worthiness; however, the Company does not require collateral or other security from customers.   The Company maintains its cash balances in several financial institutions, including PNC. The balances are insured by the Federal Deposit Insurance Corporation up to $250. The Company regularly has funds in excess of $250.

Goodwill: The Company evaluates the impairment of goodwill using the qualitative approach at least annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. Impairment losses are recognized in the period of determination. The Company completed its evaluation in 2025 and no impairment charge was required.



NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

1.   Summary of Significant Accounting Policies, Continued:

Other Intangible Assets: The Company reviews the carrying value of its tangible and amortizing intangible assets whenever significant events or changes in circumstances occur that might impair the recovery of these costs. Recovery is evaluated by measuring the carrying value of the assets against the associated estimated undiscounted cash flows. The Company recorded impairment charges on intangible assets for 2025. At December 31, 2025, the carrying value of amortizing intangible assets is $8,723, which is net of accumulated amortization of $780. Other intangible assets to be disposed of are valued at the lower of their carrying value or fair value less cost to sell.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the consolidated financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that required adjustment to the consolidated financial statement to comply with the provisions of this guidance at December 31, 2025.

Regulatory and Governmental Inquiries: The Company is occasionally subject to investigations, audits, examinations and other forms of regulatory and governmental inquiry covering various aspects of our operations. From time to time, these inquiries may lead to regulatory enforcement actions and other administrative proceedings. These inquiries may lead to civil or criminal judicial proceedings. These inquiries may result in remedies including fines, penalties, restitution, or alterations in our business practices, and in additional expenses and collateral costs and other consequences. Such remedies and other consequences typically have not been financially material to the Company, but could be in the future. Even if not financially material, they may result in significant reputational harm or other adverse consequences. The Company's practice is to cooperate fully with regulatory and governmental investigations, audits and other inquiries. The Company is not currently under audit by any tax jurisdiction.



NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

1. **Summary of Significant Accounting Policies, Continued:**

   Segment Reporting: The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1. The Company's Chief Operating Decision Maker ("CODM") is its executive team. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on net income and total assets. Total assets are the same amounts in all material respects as those reported on the consolidated statement of financial condition.

   Subsequent Events: Management has evaluated subsequent events through February 20, 2026, the date the consolidated financial statement was issued, and has determined that there are no subsequent events to be reported in the accompanying consolidated financial statement.

2. **Fair Value:**

   The Company measures certain financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability on the measurement date and is determined using an exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The fair value hierarchy established by GAAP requires the Company to maximize the use of observable inputs when measuring fair value. The three levels of the fair value hierarchy are:

   Level 1: Fair value is determined using a quoted price in an active market for identical assets or liabilities. Level 1 assets and liabilities may include debt securities, equity securities and listed derivative contracts that are traded in an active exchange market, and certain U.S. Treasury securities that are actively traded in over-the-counter markets.

   Level 2: Fair value is estimated using inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly or indirectly. The majority of Level 2 assets and liabilities include debt securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs.



NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

2.   Fair Value, Continued:

Level 3: Fair value is estimated using unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models and discounted cash flow methodologies, or similar techniques for which the significant valuation inputs are not observable and the determination of fair value requires significant management judgment or estimation.

The Company characterizes active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads, and where dealer quotes received do not vary widely and are based on current information. Inactive markets are typically characterized by low transaction volumes, price quotations that vary substantially among market participants or are not based on current information, wide bid/ask spreads, a significant increase in implied liquidity risk premiums, yields, or performance indicators for observed transactions or quoted prices compared to historical periods, a significant decline or absence of a market for new issuance, or any combination of the above factors. The Company also considers nonperformance risks, including credit risk, as part of our valuation methodology for all assets and liabilities measured at fair value.

Assets and liabilities measured at fair value, by their nature, result in a higher degree of financial statement volatility. Assets and liabilities classified within Level 3 inherently require the use of various assumptions, estimates and judgments when measuring their fair value. As observable market activity is commonly not available to use when estimating the fair value of Level 3 assets and liabilities, the Company must estimate fair value using various modeling techniques. These techniques include the use of a variety of inputs/assumptions including credit quality, liquidity, interest rates or other relevant inputs. Changes in the significant underlying factors or assumptions (either an increase or a decrease) in any of these areas underlying the Company's estimates may have resulted in a significant increase/decrease in the Level 3 fair value measurement of a particular asset and/or liability from period to period.

The Company's Level 3 assets relate to a deferred compensation plan sponsored by PNC [See Note 6].



2.   Fair Value, Continued:

	Deferred compensation plan assets
Level 1	$ -
Level 2	-
Level 3	14,619
Total Fair Value	$ 14,619
Balance, January 1, 2025	$ 9,784
Purchases, net	2,162
Unrealized gain	2,673
Balance, December 31, 2025	$ 14,619

3.   Property and Equipment:

Property and equipment at December 31, 2025 consisted of:

Leasehold improvements	$	27,818
Software		2,854
Furniture and fixtures		12,796
Office equipment		9,488
Assets in progress		1,328
Data processing equipment		2,227
	$	56,511
Less accumulated depreciation and amortization		(22,891)
Property and equipment - net	$	33,620



NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

4. Accrued Compensation:

For the year-ended December 31, 2025, the Company's Compensation Committee determined a bonus accrual of discretionary compensation of $201,473 based on its 2025 operating results which is recorded as a component of accrued compensation on the consolidated statement of financial condition. This amount was earned by eligible participants during the annual 2025 service period. The Company has determined that $176,406 of the 2025 bonus accrual will be paid to eligible participants in March 2026. The Company has determined that $11,897 of the 2025 bonus accrual will be awarded to eligible participants in the form of restricted share units [See Note 6]. The Company has determined that the remainder of $13,170 will be awarded in March 2027 to participants who earned the bonus during the annual 2025 service period.

5. Leases:

The Company occupies office space under cancelable and non-cancelable operating lease arrangements. These lease arrangements include escalation clauses which are recognized on a straight-line basis over the life of the lease. The Company also enters into finance leases for office equipment. Generally, the Company has elected to use the Overnight Indexed Swap rate corresponding to the term of the lease at the lease measurement date as the incremental borrowing rate to measure the right-of-use asset and lease liability. Leases with an initial term of 12 months or less are not recorded on the consolidated statement of financial condition.

Future minimum lease payments are as follows:

	Finance	Operating	Total
2026	248	13,311	13,559
2027	28	12,857	12,885
2028	14	9,299	9,313
2029	3	8,837	8,840
2030	-	8,255	8,255
Thereafter	-	19,350	19,350
Undiscounted Lease Payments	293	71,909	72,202
Less Interest	(8)	(7,485)	(7,493)
Total Lease Liabilities	$ 285	$ 64,424	$ 64,709
Current year cash flows	$ 317	$ 8,705	$ 9,022



NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

5. Leases, Continued:

The weighted-average remaining lease term and discount rate for operating leases was 6.66 years and 2.87%, respectively. The weighted-average remaining lease term and discount rate for finance leases was 1.31 years and 4.33%, respectively. Most leases contain clauses that provide for the Company to pay a percentage of the lessors' operating expenses.

6. Employee Benefit Plans:

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC.

PNC defined benefit pension plan: PNC sponsors a noncontributory, qualified defined benefit pension plan (The PNC Financial Services Group, Inc. Pension Plan, EIN #251435979 (the "PNC defined benefit pension plan")), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for those employees who were plan participants on December 31, 2009 are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. All plan participants earn interest on the cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a minimum rate.

New participants on or after January 1, 2010 are not subject to the minimum rate. The plan provides for a minimum annual earnings credit amount of $2,000, subject to eligibility criteria. The qualified pension liability for 2025 was $9,393 and is presented within deferred compensation.

PNC also maintains nonqualified supplemental retirement plans for certain employees of the Company. The nonqualified pension plans are unfunded as of December 31, 2025. The nonqualified pension liability for 2025 was $2,975 and is presented within deferred compensation.

The PNC defined benefit pension plan is accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits. As of December 31, 2025, assets of the PNC qualified defined benefit pension plan were $5.9 billion and the projected benefit obligation was $4.6 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit payments are paid from the trust. PNC's required contribution for 2026 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.



NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

6.   Employee Benefit Plans, Continued:

PNC's Incentive Savings Plan (the "ISP"): Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

European Pension Plan: PNC sponsors a defined contribution pension plan covering substantially all Harris Williams & Co. Ltd and Harris Williams Corporate Finance Advisors GmbH employees. The European Pension Plan provides for a minimum 5% employer contribution for all enrolled participants. Additionally, employees may make voluntary contributions to the European Pension Plan. The European Pension Plan provides for a Company match of up to an additional 5% of the employees' compensation. Eligibility is available to all permanent employees ordinarily working at Harris Williams & Co. Ltd and Harris Williams Corporate Finance Advisors GmbH who have a contract of employment of greater than three months.

Deferred Compensation Plan (Restricted Share Units): The Company participates in a deferred compensation plan sponsored by PNC. For qualified employees, a percentage of the total compensation above specified thresholds is deferred into the plan. The deferred component is awarded in the form of a grant of cash-payable restricted share units (the "Units"), and payable to the employees on a rolling three-year schedule. The Units are revalued quarterly based upon the quoted market price of PNC's Class A Common shares. The Company has determined that $47,588 of Units will be granted to eligible participants in 2026 based on 2025 operating results [See Note 4]. The accrued liability for restricted share units granted prior to December 31, 2025 was $47,611 and is recorded as deferred compensation on the consolidated statement of financial condition. Accrued dividends related to this plan were $2,396 and were recorded as deferred compensation on the consolidated statement of financial condition. While there are time-based and other vesting criteria, there are no market or performance criteria associated with these awards.

Deferred Compensation Plan (Rabbi trust): PNC sponsors a nonqualified deferred compensation plan for certain employees funded through a rabbi trust. Contributions and investment elections are determined by the employees, and the employer provides contributions to certain eligible employees according to pre-established formulas. Plan assets are fully invested in a private equity fund and are restricted in use. The deferred compensation liability amounted to $14,326 as of December 31, 2025 and is recorded in deferred compensation on the Company's consolidated statement of financial condition. The corresponding assets are recorded in deferred compensation plan assets on the Company's consolidated statement of financial condition. At December 31, 2025, the Company had unfunded capital commitments of $10,526 related to the rabbi trust.



NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

7.   Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1.

At December 31, 2025, the Company had net capital of $400,069 which was $381,259 in excess of required minimum net capital of $18,810. The Company's net capital ratio was 0.71 to 1.

The Company has no obligation under Rule 15c3-3 to prepare the Computation of Reserve Requirements Pursuant to Rule 15c3-3.

8.   Related Party Transactions:

The Parent provides administrative services to the Company under a management agreement. At December 31, 2025, the Company owed $222 to the Parent and is presented within due to related parties on the consolidated statement of financial condition.

The Company leases various office space from the Parent on a month-to-month basis.

The Company has an expense sharing agreement with SP Capital Partners, LLC ("SP Capital"), which is a wholly owned subsidiary of PNC. SP Capital reimburses the Company on a monthly basis for overhead costs based on an agreed upon allocation. As of December 31, 2025, there is no outstanding balance due from SP Capital.

The Company had an expense sharing agreement with Aqueduct prior to the merger described in Note 1. Aqueduct reimbursed the Company on a monthly basis for overhead costs based on an agreed upon allocation. As of December 31, 2025, there is no outstanding balance due from Aqueduct.

The Company has an intra-group service agreement with Harris Williams Private Capital Advisory Ltd, which is a wholly owned subsidiary of PNC. Under the terms of the agreement Harris Williams Private Capital Advisory Ltd sources European investors who are interested in investing in North American private equity funds. As of December 31, 2025, there is a $336 outstanding balance due to Harris Williams Private Capital Advisory Ltd presented within due to related parties on the consolidated statement of financial condition.

As discussed in Note 1, the Company maintains checking accounts at the Parent.



NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

9. **Guarantees:**

Consistent with customary investment banking practices, the Company's liability under its engagement agreements is generally limited to the amount of fees paid to the Company. PNC maintains certain errors and omissions insurance coverages which cover Harris Williams LLC and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.